24 Hr Truck Services LLC
Statement of Cash Flows
January - November 2020

	Total
OPERATING ACTIVITIES	
Net Income	(16,104.04)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-
Amortization and Depreciation	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net cash provided by operating activities	**(16,104.04)**
FINANCING ACTIVITIES	
Loans - Notes Payable	
Loans - Notes Payable	5,000.00
Loans - Payable Software	5,600.00
Loans - PPP Loan	8,700.00
Shareholders Equity:Shareholder Contributions - AS	-
Shareholders Equity:Shareholder Contributions - DS	-
Shareholders Equity:Shareholder Contributions- DC	-
Net cash provided by financing activities	**19,300.00**
Net cash increase for period	**3,195.96**
Cash at beginning of period	114.00
Cash at end of period	$ **3,309.96**